02047074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the Month of July 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY ACCEPTS PLACER DOME's REVISED OFFER

Johannesburg, 29 July 2002 – Harmony Gold Mining Company Limited ("Harmony") is pleased to announce that it has agreed to accept Placer Dome's increased, final and unconditional offer for all of its 43,350,992 shares (9.8% interest) in AurionGold. Placer Dome increased its offer with a cash payment of $A0,35 per AurionGold ordinary share.

Bernard Swanepoel, Chief Executive of Harmony, said: "The Placer Dome offer is logical and adds value for AurionGold shareholders. In our view, the terms of Placer Dome's offer are attractive and represent fair value for AurionGold. We believe that the revised offer is substantially above the price at which AurionGold would trade in the absence of the offer or if the Placer offer did not proceed. We look forward to becoming a Placer Dome shareholder and expect its price to reflect the benefits of the acquisition of AurionGold."

Ends

For immediate release
Monday
29 July 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Ferdi Dippenaar
on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

Harmony

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

For immediate release
Thursday
25 July 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Ferdi Dippenaar
on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

HARMONY REPORTS 48% INCREASE IN ORE RESERVES

Johannesburg, 25 July 2002 – Harmony today announced details on the company's ore reserves as at the financial year ending June 2002.

The company has, for the financial year ended June 2002, declared ore reserves of 49 million ounces. These ore reserves were calculated at a gold price of R95 000 per kilogram or approximately US$295/oz.

For the previous financial year, Harmony reported 33 million oz. This is a 48% year on year increase in reserves.

"Harmony has always been very conservative in its valuation of its ore reserves. One of the reasons being the company's policy of not hedging production and thereby allowing our shareholders exposure to increases in the gold price, if and when it occurs.

"The current gold price and Rand exchange rate environment, however, has allowed us to use a higher gold price of R95 000 per kilogram.

...2/

"We will continue to apply this conservative approach at our mining operation since Harmony, unlike its hedged competitors, cannot rely on a fixed gold price," said Bernard Swanepoel, chief executive.

"The increase will allow the company's mines more flexibility, both in terms of mining as well as optimising the profit levels of the operations. Harmony will remain focussed on its working costs since this is one aspect the company can actually control," concluded Bernard.

The increase in ore reserves can mainly be ascribed to the higher gold price and an overall improvement in ore reserve quality through the acquisition of 50% of the Free Gold assets in South Africa and Hill 50 in Australia.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary